July 26, 2019

James R. Arnold
Chief Financial Officer
NextGen Healthcare, Inc.
18111 Von Karman Avenue
Suite 800
Irvine, CA 92612

       Re: NextGen Healthcare, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed May 28, 2019
           File No. 001-12537

Dear Mr. Arnold:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

1. We note you discuss the change in bookings in each of your quarterly earnings calls, as well as the conversion of such measure to revenue in future periods. Please tell us how management uses this measure in managing your business and assessing your results.
      Also, tell us how you considered disclosing this metric in your annual and quarterly filings or tell us what other measures are used to monitor your ability to maintain and grow your recurring revenue base. Refer to Item 303(a)(3) of Regulation S-K and
Section III.B.1 of
      SEC Release No. 33-8350.
 James R. Arnold
NextGen Healthcare, Inc.
July 26, 2019
Page 2
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts Receivable Reserves, page 55

2. You disclose that if you are unable to estimate sales returns, revenue recognition may be delayed until the right of return period lapses. We also note comparable disclosures on page 78. Please tell us how this policy complies with ASC 606-10-32-5 through 606-10-
         32-7 or revise your disclosures to better explain your policy and include those proposed disclosures in your response. Also, tell us whether you deferred revenue recognition as a result of this policy during the year ended March 31, 2019, and if so, tell us the impact of such deferral on those results.
Note 3. Revenue from Contract with Customers, page 59

3. You disclose that the performance obligations involving subscription services, which include annual licenses, are satisfied over time as the customer simultaneously receives and consumes the benefits of the services throughout the contract period. Please explain what specific subscription services are offered in these arrangements and the performance obligations identified. Further, tell us what the annual license is for, if it is a license for functional IP, and how you considered that in accounting for these arrangements over time, with reference to the applicable guidance followed. Lastly, please clarify your disclosures as appropriate.
4. You indicate that you apply certain constraints to your estimates around your variable consideration to ensure they do not pose a risk of significantly misstating your revenue in any reporting period. Please clarify for us whether this is consistent with the guidance in
         ASC 606-10-32-11, and if so revise your disclosure accordingly. If not, please further explain your policy for constraining your estimates with reference to the guidance applied.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Melissa
Kindelan, Staff Accountant at (202) 551-3564 with any questions.



                                                                 Sincerely,
FirstName LastNameJames R. Arnold
                                                                 Division of
Corporation Finance
Comapany NameNextGen Healthcare, Inc.
                                                                 Office of
Information Technologies
July 26, 2019 Page 2                                             and Services
FirstName LastName